June 14, 2006

VIA EDGAR AND OVERNIGHT MAIL

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Aon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed on March 9, 2006
File No. 001-07933

Dear Mr. Rosenberg:

On behalf of Aon Corporation (“Aon” or the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission as set forth in the letter dated May 31, 2006 to Gregory C. Case with respect to the above-referenced filing.

For clarity and ease of review by the Staff, we have restated the full text of each of the Staff’s comments in each numbered response immediately before the text of our response to the comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Contractual Obligations, pages 65-67

1.                                       Please provide us in a disclosure-type format a revised contractual obligations table that includes your pension and other benefit plan obligations as it would appear that these liabilities represent future legal obligations of the Company and are material. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K.

As requested by the Staff, we have provided a revised contractual obligations table that appears in the Management’s Discussion and Analysis section of our Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) to include our pension and other postretirement benefit plan obligations. A revised table as of December 31, 2005, incorporating the expanded disclosure, is set forth below:

	Payments due by period
(millions)	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Notes payable and short-term borrowings (Note 8)	$593	$257	$2	$1,264	$2,116
Interest expense on notes payable	107	174	173	1,008	1,462
Operating leases (Note 8)	325	556	356	742	1,979
Purchase obligations(1)(2)	216	295	194	40	745
Insurance premiums payable	9,415	12	—	—	9,427
Pension and other postretirement benefit plan obligations(4)	190	482	238	853	1,763
Future policy benefits	50	123	153	1,345	1,671
Policy and contract claims	833	351	107	536	1,827
NYAG and other regulatory authorities settlement (3)	76	38	—	—	114
Other long-term liabilities reflected on the consolidated balance sheet under GAAP	2	3	2	4	11
Total	$11,807	$2,291	$1,225	$5,792	$21,115

(1)             Included in purchase obligations is a $380 million contract for information technology outsourcing with Computer Sciences Corporation. We are free to terminate this contract at any time for an amount calculated per the contract. However, given the nature of the contract, we have included it in our contractual obligations table.

(2)             Also included in purchase obligations is a $226 million contract for information technology services in the U.K. As of December 31, 2005, we can exit this obligation for approximately $35 million. However, given the nature of the contract, we have included it in our contractual obligations table.

(3)             The $109 million net present value of this liability has been reflected on the December 31, 2005 balance sheet in other liabilities.

(4)             Pension and other postretirement benefit plan obligations include estimates of our minimum funding requirements, pursuant to ERISA and other regulations and agreements with the Trustees of our UK pension plans. Nonqualified pension and other postretirement benefit obligations are based on estimated future benefit payments. We may make additional discretionary contributions.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 75

2.                                       Please tell us how your current presentation of “insurance operating assets and liabilities, net of reinsurance” and “other receivables and liabilities — net” within cash provided by operating activities complies with paragraph 29 of SFAS 95. It would appear that paragraph 29 requires a further breakdown of assets and liabilities and separate presentation of changes in assets from changes in liabilities. Please include in your response the further breakdown for each period presented. In addition, clarify for us what the line item income taxes represents and how you arrived at the amount on this line item for each period presented.

As requested by the Staff, we have provided an expanded presentation of the line items “Insurance operating assets and liabilities, net of reinsurance” and “Other receivables and liabilities — net” in our Statements of Cash Flows to provide a further breakdown of assets and liabilities and a separate presentation of changes in assets from changes in liabilities as contemplated by paragraph 29 of SFAS 95. Revised Statements of Cash Flows for 2005, 2004 and 2003 incorporating the expanded disclosure is set forth below:

	Years Ended December 31,
(millions)	2005	2004	2003

Cash Flows from Operating Activities:
Net income	$737	$546	$628
Adjustments to reconcile net income to cash provided by operating activities
(Gain)/loss from disposal of operations	(240)	8	23
Depreciation and amortization of property, equipment and software	227	253	251
Amortization of stock awards	69	44	49
Amortization of intangible assets	50	56	63
Valuation changes on investments, income (loss) on disposals and net bond amortization	5	(65)	(92)
Income taxes	149	(122)	75
Contributions to major defined benefit pension plans (in excess of) less than expense	(221)	45	(30)
Expense in excess of cash paid for 2005 restructuring plan	118	—	—
Provision for New York and other state settlements	(71)	180	—
Change in funds held on behalf of brokerage and consulting clients	—	(50)	200
Change in insurance underwriting assets and liabilities:
Operating receivables	27	(55)	(226)
Other assets including prepaid premiums	(19)	55	12
Deferred policy acquisition costs	(72)	(85)	(82)
Policy liabilities	192	343	602
Other liabilities	32	20	(1)
Change in other assets and liabilities:
Net receivables	(34)	17	(155)
Other assets	(54)	125	99
General expenses	107	58	(65)
Other liabilities	(116)	(189)	(39)
Cash Provided by Operating Activities	886	1,184	1,312

Cash Flows from Investing Activities:
Sale of investments
Fixed maturities
Maturities	232	184	153
Calls and prepayments	234	131	83
Sales	2,053	1,167	1,256
Equity securities	11	8	31
Other investments	18	454	8
Purchase of investments
Fixed maturities	(3,408)	(2,102)	(2,069)
Equity securities	(14)	(4)	(1)
Other investments	(10)	(64)	—
Short-term investments - net	(42)	(670)	125
Acquisition of subsidiaries	(81)	(80)	(56)
Proceeds from sale of operations	364	133	48
Property and equipment and other - net	(126)	(80)	(185)
Cash Used by Investing Activities	(769)	(923)	(607)

Cash Flows from Financing Activities:
Issuance of common stock	76	23	—
Preferred stock redemption	(50)	—	—
Treasury stock transactions - net	(25)	—	(6)
Issuance (repayments) of short-term borrowings -net	5	(49)	(77)
Issuance of long-term debt	569	323	122
Repayment of long-term debt	(586)	(320)	(430)
Interest sensitive, annuity and investment-type contracts - withdrawals	—	(51)	(89)
Cash dividends to stockholders	(193)	(192)	(190)
Cash Used by Financing Activities	(204)	(266)	(670)
Effect of Exchange Rate Changes on Cash	(7)	35	21
Increase (Decrease) in Cash	(94)	30	56
Cash at Beginning of Period	570	540	484
Cash at End of Period	$476	$570	$540

The line item “Income taxes” on the Statement of Cash Flows represents the difference between the provision for income taxes reflected on our Statements of Income and amounts paid. A reconciliation of the amounts shown on the Statements of Cash Flow is set forth below:

(in millions)	2005	2004	2003
Provision for income taxes — Continuing operations	$323	$282	$396
Discontinued operations	135	9	(5)
Minority interest	—	—	(22)
Total provision for income taxes	458	291	369
Taxes paid	(309)	(413)	(296)
Other	—	—	2
Provision in excess (less than) taxes paid	$149	$(122)	$75

Contingencies, pages 125-126

3.                                       This note discusses several pending lawsuits and inquiries and you state that you cannot estimate a range of possible losses. When you cannot make an estimate, please disclose the facts and circumstances that prevent management from making such an estimate and please include a discussion of what is being sought in those proceedings. In accordance with SFAS 5 and SAB 92 disclosure of the estimated additional loss, or range of loss, that is reasonably possible, or a disclosure that such an estimate cannot be made is required for each matter discussed. Such range at a minimum should include what the other party in the lawsuit is seeking. Provide your response in a disclosure-type format.

As requested by the Staff, we will disclose the facts and circumstances that prevent management from estimating a range of losses in certain pending lawsuits and inquiries. In addition, we will eliminate a discussion of the British Petroleum and Fiduciary Counselors, Inc. matters, as each of these matters has been settled. The revised disclosure, beginning with paragraph 8 of the contingency footnote from the 2005 Form 10-K, is set forth below:

Beginning in June 2004, a number of other putative class actions have been filed against Aon and other companies by purported clients under a variety of legal theories, including state tort, contract, fiduciary duty, antitrust and statutory theories and federal antitrust and Racketeer Influenced and Corrupt Organizations Act theories. These actions are currently pending at early stages in state court in California and Illinois and in federal court in New Jersey. Aon believes it has meritorious defenses in all of these cases and intends to vigorously defend itself against these claims. The outcome of these lawsuits, and any losses or other payments that may occur as a result, cannot be predicted at this time.

Beginning in late October 2004, several putative securities class actions have been filed against Aon in the U.S. District Court for the Northern District of Illinois. Also beginning in late October 2004, several putative ERISA class actions were filed against Aon in the U.S. District Court for the Northern District of Illinois. Aon believes it has meritorious defenses in all of these cases and intends to vigorously defend itself against these claims. The outcome of these lawsuits, and any losses or other payments that may occur as a result, cannot be predicted at this time.

With respect to the various class actions that have been filed, we are unable to estimate a range of possible losses, as these actions have not yet progressed to the stages where damages can be estimated.

In May 2005, the Office of the U.S. Attorney for the Southern District of New York and the Securities and Exchange Commission sent to Aon subpoenas seeking information relevant to these agencies’ industry-wide investigations of finite risk insurance. Aon is fully cooperating with these investigations. Because this is an industry-wide investigation, and there is no indication at this time that Aon will incur liability in connection with the investigation, Aon is unable at this time to provide an estimate of any possible losses.

In February 2006, Lloyds announced that it had brought suit in London against Benfield and a subsidiary of Aon to recover alleged losses relating to these brokers’ placement of insurance for Lloyds’s New Central Fund. Lloyds alleges that its brokers did not fairly present the risk to reinsurers and thus that the brokers should be held liable for reinsurers’ failure to pay approximately ₤325 million ($563 million based on December 31, 2005 exchange rate) in claims. Aon disputes Lloyds’s allegations, believes that it has meritorious defenses and intends to vigorously defend itself against Lloyds’s claims. Because the lawsuit is at a very early stage and Aon has only recently begun to undertake its defense, Aon is unable at this time to provide an estimate of a range of possible losses.

Although the ultimate outcome of all matters referred to above cannot be ascertained, and liabilities in indeterminate amounts may be imposed on Aon or its subsidiaries, on the basis of present information, amounts already provided, availability of insurance coverages and legal advice received, it is the opinion of management that the disposition or ultimate determination of such claims will not have a material adverse effect on the consolidated financial position of Aon. However, it is possible that future results of operations or cash flows for any particular quarterly or annual period could be materially affected by an unfavorable resolution of these matters.

If you have any questions with regard to these responses, need further supplemental information, or would like to discuss any of the matters covered by this letter, please do not hesitate to contact me at (312) 381-3017, Richard E. Barry at (312) 381-5110 or Jennifer L. Kraft at (312) 381-5115.

Very truly yours,

/s/ D. Cameron Findlay

D. Cameron Findlay